                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 3)

NAME OF ISSUER: Finlay Enterprises Inc.

TITLE OF CLASS OF SECURITIES: Common Stock

CUSIP NUMBER: 317884-203

CUSIP NO. 317884-203

(1)     Names of Reporting Persons                  MELLON FINANCIAL CORPORATION
        SS or IRS Identification Nos. Of Above Person   IRS No. 25-1233834

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares          (5)     Sole Voting Power           819,559
Beneficially
Owned by Each             (6)     Shared Voting Power          69,600
Reporting Person
With                      (7)     Sole Dispositive Power      901,359

                          (8)     Shared Dispositive Power          0

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              901,359

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                (   )

(11)    Percent of Class Represented by Amount in Row (9)         8.64

(12)    Type of Reporting Person (See Instructions)                 HC

CUSIP NO. 317884-203

(1)     Names of Reporting Persons                      THE BOSTON COMPANY,INC.
        SS or IRS Identification Nos. Of Above Person   IRS No. 04-2371833

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )    (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares         (5)     Sole Voting Power            643,659
Beneficially
Owned by Each            (6)     Shared Voting Power           69,600
Reporting Person
With                     (7)     Sole Dispositive Power       725,459

                         (8)     Shared Dispositive Power           0

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              725,459
(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                               (   )

(11)    Percent of Class Represented by Amount in Row (9)        6.95

(12)    Type of Reporting Person (See Instructions)                HC

CUSIP NO. 317884-203

(1)     Names of Reporting Persons                     THE BOSTON COMPANY ASSET
                                                       MANAGEMENT LLC.
        SS or IRS Identification Nos. Of Above Person  IRS No. 04-2468567

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )    (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares         (5)     Sole Voting Power             459,150
Beneficially
Owned by Each            (6)     Shared Voting Power            69,600
Reporting Person
With                     (7)     Sole Dispositive Power        540,950

                         (8)     Shared Dispositive Power            0

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               540,950

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                (   )

(11)    Percent of Class Represented by Amount in Row (9)         5.18

(12)    Type of Reporting Person (See Instructions)                 IV

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G
               (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer: Finlay Enterprises Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
                                                 529 Fifth Ave
                                                 New York, NY 10175
                                                 (212) 382-7400

Item 2(a)   Name of Person Filing:   Mellon Financial Corporation and any other
                                     reporting person(s) identified on the
                                     second part of the cover page(s).

Item 2(b)   Address of Principal Business Office, or if None, Residence:
                                                c/o Mellon Financial Corporation
                                                One Mellon Center
                                                Pittsburgh, Pennsylvania 15258
                                                (for all reporting persons)

Item 2(c)   Citizenship:                          United States

Item 2(d)   Title of Class of Securities:         Common Stock

Item 2(e)   CUSIP Number: 317884-203

Item 3      See Item 12 of cover page(s) ("Type of Reporting
            Person") for each reporting person.

                BK =  Bank as defined in Section 3(a)(6) of the Act

                IV = Investment Company registered under Section 8 of the Investment Company Act of 1940

                IA = Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                      Section 240.13-d(1)(b)(1)(ii)(F)

                HC = Parent Holding Company, in accordance with Section 240.13-d(1)(b)(1)(ii)(G)

Item 4   Ownership:   See Items 5 through 9 and 11 of cover page(s)
                      as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Financial Corporation, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked:   (   )   Mellon Bank, N.A. is the
trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5   Ownership of Five Percent or Less of a Class:   If this
statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  (   )

Item 6   Ownership of More than Five Percent on Behalf of Another
Person:   All of the securities are beneficially owned by Mellon Financial
Corporation and direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( 0 ).

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
         See Exhibit I.

Item 8   Identification and Classification of Members of the Group:     N/A

Item 9   Notice of Dissolution of Group:                                N/A

Item 10   Certification:   By signing below I certify that, to the best of
my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Mellon Financial Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date: January 16, 2001

MELLON FINANCIAL CORPORATION


By:   JACQLYN D. STEIN
    ------------------------
      Jacqlyn D. Stein
      Vice President,
      Mellon Bank, N.A.
      Attorney-In-Fact for
      Mellon Financial Corporation

Each of the undersigned hereby authorizes Mellon Financial Corporation, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file, on behalf of the undersigned, any statement required to be signed by the undersigned, on Schedule 13G pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act.

Each of the undersigned represents that it is individually eligible to use Schedule 13G, and acknowledges its responsibility for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein. However, each of the undersigned is not responsible for the completeness or accuracy of the information concerning the other persons making the filing on Schedule 13G unless such undersigned knows or has reason to believe that such information is inaccurate.

Date: January 16, 2001


THE BOSTON COMPANY, INC.


By:     JACQLYN D. STEIN
    -----------------------------
        Jacqlyn D. Stein
        Vice President,
        Mellon Bank, N.A.
        Attorney-In-Fact for
        The Boston Company, Inc.

THE BOSTON COMPANY
ASSET MANAGEMENT, LLC

By:     JACQLYN D. STEIN
    -----------------------------
        Jacqlyn D. Stein
        Vice President,
        Mellon Bank, N.A.
        Attorney-In-Fact for
        The Boston Company
        Asset Management, LLC

                                   EXHIBIT I


The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Financial Corporation, as marked (X):


(A) The Item 3 classification of each of the subsidiaries listed below is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act."

    ( X )   Boston Safe Deposit and Trust Company
    (   )   Mellon Bank DE National Association
    ( X )   Mellon Bank, N.A. (parent holding company of Founders Asset
            Management LLC, The Dreyfus Corporation, Mellon Equity
            Associates, LLP and Laurel Capital Advisors, LLP)
    (   )   Mellon Trust of California
    (   )   Mellon Trust of New York
    (   )   Mellon Private Trust Company, National Association

(B) The Item 3 classification of each of the subsidiaries listed below is "Item 3(e) Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940."

    (   )   Boston Safe Advisors, Inc.
    (   )   Dreyfus Investment Advisors, Inc.
    (   )   Founders Asset Management LLC
    (   )   Franklin Portfolio Associates LLC
    (   )   Laurel Capital Advisors, LLP
    (   )   Mellon Capital Management Corporation
    (   )   Mellon Equity Associates, LLP
    (   )   Mellon-Newton Asset Management Limited
    (   )   Newton Capital Management Limited
    (   )   Newton Fund Managers Limited
    (   )   Newton International Investment Management Limited
    (   )   Newton Investment Management (IOM) Limited
    (   )   Newton Investment Management (Guernsey) Limited
    (   )   Newton Investment Management Limited
    (   )   Newton Management (Asia) Pte Limited
    (   )   Royal Bank of Scotland Portfolio Management Limited
    (   )   Royal Bank of Scotland Unit Trust Management Limited
    (   )   Stewart Newton Fund Management (Mauritius) Limited
    (   )   Sundaram Newton Asset Management Company Private Limited
    ( X )   The Dreyfus Corporation (parent holding company of Dreyfus
            Investment Advisors, Inc.)
    ( X )   The Boston Company Asset Management, LLC
    (   )   Wellington BES Limited
    (   )   Mellon Ventures Fund I, LLC
    (   )   Mellon Ventures II, L.P.
    (   )   Mellon Ventures, L.P.

(C) The Item 3 classification of each of the legal entities listed below is "Item 3(g) Parent Holding Company, in accordance with Section 240.13d-I(b)(ii)(G)."

    (   )   MBC Investments Corporation (parent holding company of Mellon
            Capital Management Corporation, Mellon UK Holdings, Mellon
            Ventures Fund Holding Corp. and  Mellon Ventures II, L.P.)
    ( X )   Mellon Financial Corporation
    (   )   Newton Management Limited (parent holding company of all Newton entities listed in (B) above)
    ( X )   The Boston Company, Inc. (parent holding company of Boston
            Safe Deposit and Trust Company, Boston Safe Advisors, Inc.,
            Franklin Portfolio Associates, LLC, TBCAM Holdings, Inc.,
            The Boston Company Asset Management, LLC, Mellon Trust of
            California, Mellon Private Trust Company, National Association and Mellon Trust of New York)

NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A) AND (B) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF MELLON FINANCIAL CORPORATION. BENEFICIAL OWNERSHIP
OF MORE THAN FIVE PERCENT OF THE CLASS BY ANY ONE OF THE SUBSIDIARIES OR INTERMEDIATE PARENT HOLDING COMPANIES LISTED ABOVE IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON THE ATTACHED SCHEDULE 13G AND
IS INCORPORATED IN THE TOTAL PERCENT OF CLASS REPORTED ON MELLON FINANCIAL CORPORATION'S REPORTING PERSON PAGE. (DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR MELLON FINANCIAL CORPORATION.)